

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 26, 2006

Mr. Mark D. Kucher, Chief Executive Officer
Battle Mountain Gold Exploration Corp.
One East Liberty Street,
6th Floor, Suit 9
Reno, Nevada 89504

> **Re: Battle Mountain Gold Exploration Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed April 10, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed July 21, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed October 4, 2006**
> **Registration Statement on Form SB-2**
> **Filed October 4, 2006**
> **Response letters dated July 20, 2006, September 12, 2006, and**
> **October 2, 2006**
> **File No. 000-50399**

Dear Mr. Kucher:

We have reviewed your filings and response letters, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Note 11. Stock Option Plan, page F-17

1.   We understand from your response to comment 5 from our letter dated September 12, 2006, that you discounted the fair value of the options granted in 2004 as determined using the Black-Scholes model based on other factors such as the fact the shares were restricted and unregistered. Please describe to us in detail the restrictions, and explain how your discounting of the fair value is supported by generally accepted accounting principles. Tell us the amount of the discount assumed, and provide us with objective evidence to support the discount. Tell us whether you employed similar discounts in your computation of stock-based compensation that you recorded in 2005 and 2006, and if so, describe for us the impact on your stock-based compensation expense.

2.   We note from your response to comment 5 dated September 12, 2006, that you determined the fair value of the options granted in 2004 using the Black-Scholes model. We further note on page F-18 that you calculated the fair value of each option using a lattice option-pricing model. Please clarify which model you use to value your employee stock options. If you have changed your valuation method from a Black-Scholes model to a lattice model, then justify for us why you have changed the method.

Controls and Procedures, page 22

3.   We note that you restated your financial statements for the year ended December 31, 2005, to record compensation expense related to the issuance of stock options. In light of this re-issuance, please describe the basis for your conclusion that your disclosure controls and procedures are effective.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Statements of Operations, page 3

4.   Revise your caption of revenue on your statements of operations to read "royalty revenue".

5.   We note on page 19 that you recorded bank charges of $832,864, for fees related to the bridge loan facility within general and administrative expenses. Please tell us how you considered paragraph 16 of APB 21, which states that issue costs should be reported in the balance sheet as deferred charges, in determining how to account for the bank charges.

Notes to the Interim Financial Statements, page 5

Note 1. Organization and Changes in Significant Accounting Policies, page 5

Royalty Interests in Mineral Properties, page 6

6.   We note that you evaluate your royalty interests to determine if they are tangible assets in accordance with EITF 04-02, Working Group Report No. 1. Your reference in factor number one is outdated. The Abstract to EITF 04-02 does not require royalty interests to be real property interests in order to be considered tangible assets, as discussed in the Working Group Report No. 1. Revise your policy footnote and financial statements accordingly.

7.   We note that you classified your royalty interests in mineral properties as a component of other assets. Please classify your royalty interests in mineral properties as a separate component of property, plant and equipment. Refer to paragraph 9 of EITF 04-2.

Revenue Recognition, page 7

8.   We note on page 18 that you recorded revenues related to periods prior to the purchase of the related gold royalty assets on April 26, 2006. Please explain to us why recording the royalties for the periods prior to your acquisition of the assets as revenues is appropriate. In your response, describe the specific accounting literature that you relied upon in reaching your conclusion. In your response, tell us how you determined that there existed persuasive evidence of an arrangement as set forth by SAB Topic 13. If you cannot support treatment of the royalties as revenue, then revise your financial statements to present the proceeds received as reductions of the assets' purchase price.

Note 5. Notes Payables, page 10

9.   We understand that under your gold loan facility you must deliver gold to your lender in advance of the scheduled delivery dates if the price of gold exceeds US$425 per ounce for more than 15 days. Please describe the terms of the mandatory pre-delivery requirements in the footnotes to your financial statements and in your discussion of your liquidity and capital resources.

Note 7. Warrants, page 11

10.   We note that you recorded financing fees of $3,953,488, which represents the fair value of warrants issued in connection with the issuance of common stock. Please explain to us why you expensed the value of the warrants issued to the accredited investors rather than treat the issuance as a capital transaction.

Management's Discussion and Analysis…, page 14

Liquidity and Capital Resources, page 21

11.   Please expand your discussion and analysis of your liquidity and capital resources to describe your sources of financing to include your gold loan facility, bridge loan and convertible debentures. Refer to Item 303(b) of Regulation S-B and FRC 501.13 for additional guidance.

Quantitative and Qualitative Disclosures About Market Risk, page 21

12.   Please expand your market risk disclosures to provide quantitative disclosures of market risk. Refer to Item 305 of Regulation S-B for additional guidance.

Registration Statement on Form SB-2

13.   Please revise your Form SB-2 to comply with the comments issued above, as applicable.

Engineering Comments

General

14.   Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property, provide the following information:

- The location, means of access to the property, and transportation from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment, if material to your assets or interests.

- A description of equipment and other infrastructure facilities, if material to your assets or interests.

- The current state of exploration of the property.

You may refer to Industry Guide 7 (B) paragraph (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

15.   We note that your website and various locations within your disclosure, you use the term reserves in reference to quantity estimates (Ounces of gold). The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents by U.S. incorporated companies. In addition, reserves are stated as a tonnage and grade with appropriate notations regarding metallurgical recovery and other significant parameters that impact this future projected production and/or revenue. Please revise your website and related filings and disclose the reserves of your properties in accordance with Industry Guide 7. Please note, mine operators of your royalty properties may be foreign filers and as such, may be allowed to report reserves as allowed by foreign or state law under the exception to paragraph (b) (5) of Industry Guide 7, U.S. incorporated companies do not have this option.

Directors, Executive Officers, Promoters, and Control Persons, page 19

16.   We note certain of your directors, officers, promoters, and other members of management serve as directors, officers, promoters and members of management of other junior mining companies. Please advise us as to the following:

- The full extent of the relationship of the Company, and its directors, executive officers and other members of management, with these other entities, including the percentage of ownership held by each in the other entity.

- Whether these other entities are engaged in the same line of business in the same geographical areas as the Company;

- The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors;

- The transactions you have consummated with these entities, including the material terms thereof; and

- State whether the terms of any transactions with these entities are fair to the Company and its disinterested shareholders.

Revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail. Also, please add a risk factor regarding the potential conflicts of interest of the officers and directors that details the information you describe and the material risks associated with such a situation. We may issue further comments.

Williams Royalty, page 27

17.   Please clarify whether the David Bell mine is included within your royalty interest or not and disclose the proven and the probable reserves as tonnage and grade for the Williams, El Limon, Don Mario, Joe Mann, and Dolores properties.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer at (202) 551-3718, if you have questions regarding the engineering comments. Please contact me at (202) 551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief